FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 7 May, 2008


                               File no. 0-17630


                          Interim Management Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Interim Management Statement



7 May 2008

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, is issuing the following Interim Management Statement, which is in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting which is being held today at 11.00 am in Dublin.

Overall profitability in the seasonally less significant January/April period, which traditionally accounts for a small proportion of annual profit before tax, is behind the very strong performance experienced in the early months of 2007.

Europe

Europe Materials has had a positive start with significant advances in Poland and Ukraine more than compensating for declines in the Irish and Spanish markets, where the benefits of continuing growth in infrastructure investment have been outweighed by sharp reductions in residential construction activity.

In Europe Products, trading in January and February was well ahead of 2007. However, March results were lower than last year due to an earlier Easter and harsher weather conditions. As expected, April saw a rebound and cumulative results to date are in line with the very strong start experienced in 2007.

For Europe Distribution, lower activity levels and profitability in our DIY operations in the Benelux due to weakening consumer confidence more than offset the benefits of a generally good start across our builders' merchanting operations.

Overall for Europe, results to date are similar to 2007 and organic growth remains underpinned by a continuing strong dynamic in central and eastern countries.

Americas

As is normal for Americas Materials, the highway construction season in most of its markets is just getting underway. While energy costs, in particular diesel, will be higher in 2008 our liquid asphalt winter-fill programme has been encouraging. Early indications point to a continuation of the positive pricing environment and slightly softer volume trends of recent years.

Americas Products is seeing ongoing declines in US residential construction, and some evidence of moderation in forward indicators for non-residential activity. Further significant cost reduction initiatives have been implemented across our various operations.

To date while Americas Distribution operating margins are lower, turnover in US$ is ahead of 2007 reflecting the acquisition last November of Acoustical Materials Services. Although the difficult trading conditions experienced in 2007 have continued into 2008 the rate of decline in like-for-like sales has eased over the past two months.

Overall for the Americas, results to date are behind 2007 mainly reflecting continuing difficult trading in residential markets.

Development

On the development front a total of approximately euro 0.35 billion has been invested to date in acquisitions and investments. In addition, transactions in China, India, and the United States which have already been announced in 2008 are expected to be completed later in the year at a cost of approximately euro
0.85 billion.

Share Buyback

The share repurchase programme announced on 3 January 2008, which is limited to a maximum of 5% of the 547 million Ordinary shares in issue at December 2007, is ongoing and to date CRH has repurchased 11.4 million shares at an average price of euro 24.40 per share.

Outlook

The further depreciation of the US Dollar over recent months, together with weaker trends in a number of markets, has made our goal of achieving another year of profit and earnings growth more challenging. However, CRH's profitability and cash flow remain well underpinned by its geographic, sectoral and product balance and as we move into the busier and more significant trading months we have intensified our emphasis on operational efficiency and commercial delivery across our businesses.




This interim management statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this management statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.




Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  7 May, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director